

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 3, 2009

Mr. Fred M. Powell
Chief Financial Officer
BMP Sunstone Corporation
600 W. Germantown Pike
Suite 400
Plymouth Meeting, PA 19462

Re: BMP Sunstone Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal Quarters Ended
March 31, 2008, June 30, 2008, and September 30, 2008
File No. 001-32980

Dear Mr. Powell:

We have completed our review of your Form 10-K, Forms 10-Q, and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director